U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	**Description**	**Sequential Page Number**
1.	Press Release dated August 8, 2002	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: August 19, 2002

By: W. S. J

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY REPORTS 42% INCREASE IN NET INCOME AND 93% INCREASE IN WRITTEN PREMIUMS

Toronto, Ontario (August 8, 2002) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced record financial results for the quarter and six months ended June 30, 2002.

Q2 2002 Summary

- Diluted earnings per share was 33 cents
- Net income increased 42% to $16.2 million, a Q2 record
- Gross premiums written increased 93% to a quarterly record of $502.6 million
- Net premiums earned increased 105% to a quarterly record of $399.3 million
- Combined ratio was 99.9%
- Annualized return on equity was 11.9%

Net income increased by 42% to $16.2 million, compared to $11.4 million reported in the second quarter of last year. Net income for the six month period was $32.5 million, an increase of 58% over the $20.6 million reported last year. For the first half of 2002 net income was positively impacted by the discontinued amortization of goodwill, which for the first half of 2001 amounted to $2.9 million.

Diluted earnings per share was 33 cents for the quarter, compared to 33 cents for the second quarter of 2001 on 42% more shares outstanding compared to the same quarter last year. For the six month period, diluted earnings per share increased by 10% to 66 cents on 43% more shares outstanding compared to last year.

"We are extremely pleased with the record levels of written premiums and net income that we have recorded for the quarter and the year to date", said Bill Star, President & Chief Executive Officer. "Our continued strong growth in written premiums in this rising price environment is very positive, as unearned premium levels have risen to record levels. This should translate into stronger earnings for the remainder of 2002 and into 2003. The hard market conditions continue to provide unprecedented opportunities for profitable growth, particularly in the United States. In Canada we continue to see strong growth and are satisfied that the recently approved rate changes will return the Ontario Automobile product to underwriting profitability."

Premium Growth

During the second quarter of 2002, gross premiums written increased 93% to a quarterly record of $502.6 million, compared with $260.1 million last year. For the year to date gross premiums written increased by 93% to $919.0 million compared to $476.2 million last year.

For the quarter, gross premiums written from U.S. operations increased 134% to $362.2 compared with $154.8 million last year and Canadian operations grew 33% to $140.4 million. In the quarter, U.S. operations represented 72% of gross premiums written compared with 59% in the second quarter last year. For the six months, gross premiums written by the U.S. operations were $686.2 million, an increase of 126% over last year, and for the Canadian operations were $232.8 million, an increase of 35% over last year. For the year to date, gross written premiums from U.S. operations represented 75% of the total compared with 64% for the same period last year.

more…

For the six month period, gross premiums written from non-standard automobile increased by 50% to $390.1 million over last year. Written premiums from trucking and commercial automobile increased 208% to $346.2 million compared to $112.5 million for the first half of last year.

Net premiums written increased 90% to $870.1 million compared with $456.9 million for the first six months of last year. Net premiums earned increased 99% to a record $709.6 million for the first six months of this year, compared with $357.1 million last year. For U.S. operations, net premiums earned increased 146% to $525.1 million in the first six months compared with $213.8 million in the first half of 2001 and Canadian operations increased by 29% to $184.5 million compared with $143.3 million last year.

The continued growth in written premiums reflects increased rates and less competitive conditions in all of the Company's markets. This growth has increased the amount of unearned premiums, the benefit of which will accrue in subsequent quarters. Unearned premiums as at June 30, 2002 increased 49% to $633.0 million over the $424.1 million reported at the end of 2001.

Underwriting Profit & Combined Ratio

The combined ratio of 99.9% for the second quarter produced an underwriting profit of $0.3 million, compared with $3.1 million reported in the second quarter of 2001. For the quarter, the U.S. operations combined ratio improved to 96.9% (98.9% last year) and for the Canadian operations the combined ratio was 108.9% (97.7% last year).

The results of our Canadian operations were adversely affected by results from Ontario automobile. During the quarter, the Company obtained approval to increase rates and to eliminate certain rate categories for its non-standard automobile product in Ontario. The Company does not currently offer policy terms of greater than 6 months for its non-standard automobile insurance in Ontario. The Company is satisfied that the implementation of these changes should return this product to underwriting profitability by 2003. During the first half of 2002 net premiums earned from non-standard automobile insurance in Ontario amounted to $31.6 million.

Investment Income

Investment income increased to $17.0 million ($30.8 million year to date) compared with $11.6 million ($25.1 million year to date) for the second quarter of 2001. Realized gains amounted to $1.6 million ($5.3 million year to date) compared with $3.2 million ($5.0 million year to date) in the second quarter of 2001.

Balance Sheet

Total assets as at June 30, 2002 grew to $2.4 billion. Book value per share increased by 30% to $11.29 from $8.69 a year ago. The investment portfolio increased to $1,569.9 million (market value $1,584.7 million), compared to $1,235.4 million (market value $1,247.0 million) as at December 31, 2001. The investment portfolio represents $32.20 per common share at June 30, 2002.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2001 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

Conference Call and Annual General Meeting

The Company will host a conference call today at 4:00 p.m. A live broadcast of the conference call can be accessed at http://www.newswire.ca/webcast/pages/KingswayFinancial. You may also link to the broadcast through our website at www.kingsway-financial.com.

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2001 Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

- 30 -

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2002 and 2001
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to June 30: 2002	Quarter to June 30: 2001	6 months to June 30: 2002	6 months to June 30: 2001
	(unaudited)			
Gross premiums written	$502,647	$260,127	$919,044	$476,162
Net premiums written	$469,829	$249,838	$870,146	$456,852
Revenue:				
Net premiums earned	$399,277	$194,867	$709,646	$357,073
Investment income	16,981	11,567	30,751	25,076
Net realized gains	1,604	3,187	5,317	5,045
	417,862	209,621	745,714	387,194
Expenses:				
Claims incurred	286,125	135,032	505,914	250,243
Commissions and premium taxes	79,061	35,865	143,208	63,174
General and administrative expenses	33,808	20,909	58,046	40,091
Interest expense	2,932	3,301	5,754	5,866
	401,926	195,107	712,922	359,374
Income before income taxes	15,936	14,514	32,792	27,820
Income taxes	(286)	1,639	311	4,300
Net income before goodwill	16,222	12,875	32,481	23,520
Amortization of goodwill, net of applicable income tax	-	1,445	-	2,928
Net income	$16,222	$11,430	$32,481	$20,592
Earnings per share before goodwill:				
Basic:	$0.34	$0.38	$0.67	$0.69
Diluted:	$0.33	$0.37	$0.66	$0.68
Earnings per share:				
Basic:	$0.34	$0.33	$0.67	$0.60
Diluted:	$0.33	$0.33	$0.66	$0.60
Weighted average shares outstanding:				
Basic:	48,750	34,112	48,714	34,092
Diluted:	49,445	34,701	49,486	34,594
Claims ratio	71.7%	69.3%	71.3%	70.1%
Expense ratio	28.2%	29.1%	28.4%	28.9%
Combined ratio	99.9%	98.4%	99.7%	99.0%
Underwriting profit (loss)	$283	$3,061	$2,478	$3,565
Return on equity (annualized)	11.8%	15.6%	11.9%	14.5%
Book value per share			$11.29	$8.69

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	June 30 2002 (unaudited)	Dec. 31 2001 (audited)
ASSETS		
Cash	$ 139,200	$ 96,200
Investments	1,413,321	1,126,998
Accrued investment income	17,331	12,173
Accounts receivable and other assets	329,992	176,692
Due from reinsurers and other insurers	166,748	131,462
Deferred policy acquisition costs	138,801	95,717
Income taxes recoverable	7,861	1,246
Future income taxes	43,008	23,086
Capital assets	41,303	38,643
Goodwill	78,025	76,527
	$ 2,375,590	$1,778,744
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Bank indebtedness	$ 175,602	$ 144,516
Accounts payable and accrued liabilities	91,940	76,548
Unearned premiums	632,976	424,120
Unpaid claims	919,726	589,963
Other liabilities	4,777	6,755
	1,825,021	1,241,902
SHAREHOLDERS' EQUITY		
Share capital *Issued and outstanding number of common shares* *48,760,546 – June 30, 2002* *48,657,206 – December 31, 2001*	356,964	356,232
Currency translation adjustment	(3,987)	15,499
Retained earnings	197,592	165,111
	550,569	536,842
	$ 2,375,590	$ 1,778,744

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at June 30, 2002 and December 31, 2001
(In thousands of Canadian dollars)

1. Cash and Investments:

	June 30, 2002	
	Carrying Amount	Fair value
Term deposits	$ 158,929	$ 158,809
Bonds:		
Government	488,756	495,086
Corporate	559,246	567,858
Preferred shares	9,548	9,258
Common shares	110,937	111,287
Financed premiums	85,905	85,905
	$ 1,413,321	$ 1,428,203

	December 31, 2001	
	Carrying Amount	Fair value
Term deposits	$ 192,191	$ 192,163
Bonds:		
Government	305,003	308,467
Corporate	425,009	427,271
Preferred shares	9,317	8,328
Common shares	101,879	108,758
Financed premiums	93,599	93,599
	$ 1,126,998	$ 1,138,586

CONSOLIDATED STATEMENTS OF CASHFLOWS

For the six months ended June 30, 2002 and 2001

(In thousands of Canadian dollars, except for per share amounts)

	Quarter to June 30: 2002	Quarter to June 30: 2001	6 months to June 30: 2002	6 months to June 30: 2001
	(unaudited)			
Cash provided by (used in):				
Operating activities:				
Net income	$16,222	$11,430	$32,481	$20,592
Items not affecting cash:				
Amortization	1,782	2,916	3,114	5,754
Future income taxes	(2,974)	929	(4,342)	4,314
Net realized gains	(1,604)	(3,187)	(5,317)	(5,045)
Amortization of bond premiums & discounts	257	(1,507)	1,024	(3,352)
	13,683	10,581	26,960	22,263
Net change in non-cash balances:	92,806	39,607	140,535	52,079
	106,489	50,188	167,495	74,342
Financing activities:				
Increase of share capital, net	259	611	732	737
Increase (decrease) in bank indebtedness	38,160	(615)	38,154	(3,797)
	38,419	(4)	38,886	(3,060)
Investing activities:				
Purchase of investments	(720,009)	(513,146)	(1,399,678)	(994,308)
Proceeds from sale of investments	649,785	482,912	1,266,635	944,384
Financed premiums receivable, net	(2,078)	(15,199)	9,330	(12,105)
Purchase of subsidiary, net of cash acquired	(34,428)	-	(34,428)	-
Additions to capital assets	(2,515)	(5,750)	(5,240)	(7,455)
	(109,245)	(51,183)	(163,381)	(69,484)
Increase in cash during period	35,663	(999)	43,000	1,798
Cash, beginning of period	103,537	32,637	96,200	29,840
Cash, end of period	$139,200	$31,638	$ 139,200	$31,638